December 2, 2009

Via EDGAR (courtesy copy via email)

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re:	Cintas Corporation
Form 10-K for fiscal year ended May 31, 2009
Filed July 30, 2009 File No. 000-11399

Dear Ms. Jenkins:

We are responding to the Staff’s comments contained in the letter dated November 5, 2009, to the above-referenced filing.

Form 10-K for Fiscal Year Ended May 31, 2009
Notes to the Consolidated Financial Statements
Note 2 – Restructuring and Related Activity, page 41

1.
It appears from your disclosure on page 14 that beginning in the second quarter of fiscal 2009 you closed two manufacturing plants and initiated hiring and wage freezes.  This disclosure appears to be inconsistent with the disclosure provided in your Form 10-Q for the quarter ended November 30, 2008.  In addition, we note that you initiated restructuring activities in the fourth quarter to close or convert 16 rental processing plants, resulting in the recognition of restructuring charges and an impairment charge for long-lived assets.  Please clarify for us if there were any charges recorded during the second quarter as a result of the closing of two manufacturing facilities.  If not, please provide a detailed discussion of the impact of these closings on the financial statements during your second quarter.

The disclosure referred to in the Commission’s comment above from page 14 of the Form 10-K for the fiscal year ended May 31, 2009, was as follows:

The suddenness and severity of the economic downturn required us to react quickly to reduce our cost structure.  Beginning in the second quarter of fiscal 2009, we closed two manufacturing plants in Kentucky, initiated hiring and wage freezes in many parts of the organization, eliminated many overhead positions and reduced discretionary and capital spending.  These initiatives resulted in a reduction to selling and administrative expenses of approximately $60 million when comparing the last six months of fiscal 2009 to the first six months of fiscal 2009.

Ms. Tia Jenkins
December 2, 2009

The Form 10-K for the fiscal year ended May 31, 2009 stated that Cintas initiated these cost reduction actions in “the second quarter of fiscal 2009” in order to provide the timeline for the various actions taken by management in response to the economic downturn.  While beginning in the second quarter of fiscal 2009, as discussed in further detail below, the initiatives did not have a significant impact on the quarter since they were mainly started at the end of that quarter.

Specifically regarding the closing of two manufacturing facilities, we made the decision to close these plants in November, 2008.  This decision was communicated to the facility management team on November 21, 2008.  We communicated the plan to the manufacturing facilities’ employees on December 2, 2008.  The last day of operation for the manufacturing facilities was January 31, 2009.

The costs associated with closing these manufacturing facilities included severance and impairment of fixed assets.  During the second quarter of fiscal 2009, Cintas had no formal or informal severance plans.  As a result, we accounted for severance in accordance with Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146).  We accounted for the impairment of fixed assets in accordance with Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144).

In accordance with FAS 146, we did not recognize any of the severance costs in the second quarter of fiscal 2009 because we communicated the severance plan to the facility employees on December 2, 2008, which is in our third fiscal quarter.  All employees were severed by the end of the third fiscal quarter.

In addition, we did not record any impairment on the manufacturing facilities’ fixed assets during the second quarter of fiscal 2009.  The fixed assets related to these facilities were one company owned plant, one leased plant in which the lease expired during the third quarter of fiscal 2009 and equipment.  Regarding the company owned plant, we performed a test of recoverability (Step 2 of FAS 144) and determined that estimated future undiscounted cash flows of the plant were less than its carrying value of $700,000.  We then determined if an impairment loss existed (Step 3 of FAS 144) by comparing the plant’s fair value to its carrying value.  We determined that no impairment existed at November 30, 2008, due to the plant’s fair value exceeding its carrying amount.  Regarding the equipment, we recorded no equipment impairment in the second quarter of fiscal 2009.  After determining in the third quarter that a majority of the equipment could be used at other Cintas manufacturing facilities, we recorded a de minimus impairment relating to the equipment we determined unusable.

Ms. Tia Jenkins
December 2, 2009

We had no other exit costs that were incurred or accrued in the second quarter of fiscal 2009, in accordance with the requirements of FAS 146.  As a result, in summary, the closing of these two manufacturing facilities had no impact on the second quarter of fiscal 2009.

We recorded severance of $1,185,000 associated with the closing of these manufacturing facilities in our third quarter of fiscal 2009, the recognition of which corresponds with the communication date requirements of FAS 146.  The severance represents 0.2% of total operating expenses and 1.0% of operating income for the third quarter of fiscal 2009.  Due to this total impact not being material to the third quarter financial statements, we did not specifically disclose the impact in the Form 10-Q for the quarter ended February 28, 2009.

In responding to the Staff’s comments, we acknowledge that:

•	Cintas is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cintas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff of the Commission have any questions, please contact me by phone at 513-573-4211, by fax at 513-573-4837, or by email at galeb@cintas.com.

Sincerely, CINTAS CORPORATION
By:	/s/William C. Gale
William C. Gale
Senior Vice President and CFO

cc:	Bill Kearns, Securities and Exchange Commission
Angela Halac, Securities and Exchange Commission
Mark A. Weiss, Keating Muething & Klekamp PLL
Scott D. Farmer, Cintas Corporation